ING U.S. Investment Management

Client Talking Points	January 2013

For Internal Use Only — Not To Be Shared With The Public.

Filed by ING Mayflower Trust (SEC File Nos.: 033-67852; 811-07978) and ING Mutual Funds (SEC File Nos.: 033-56094; 811-07428) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

ING International Value Fund Update

The Board of Trustees (the “Board”) of ING International Value Fund (the “Fund”) approved a reorganization into ING International Value Equity Fund (together with the Fund, the “Funds”).  The approval of shareholders of the Fund is required before this reorganization may take place.

•                  What is happening?

•                 The Fund currently has three Sub-Advisers: ING Investment Management Co., LLC (“ING IM”), Brandes Investment Partners, LP (“Brandes”) and del Rey Global Investors, LLC (“del Rey”).

•                 The Fund’s Adviser, ING Investments, LLC, will remove Brandes and del Rey on or about March 26, 2013 and ING IM will manage the Fund on or around April 11, 2013

•                  Shareholders will be sent a proxy statement/prospectus on or about May 10, 2013

•                  Pending approval, the merger will occur on or around July 13, 2013

•                  What is the experience of the ING IM International team?

•                 The Fund will be managed by the ING IM team of Martin Jansen, David Rabinowitz, and Joseph Vultaggio.

•                  Pending shareholder approval, the Fund will merge into ING International Value Equity Fund on or around July 13, 2013.

The performance is set out below.

As of December 31, 2012	4Q	1 year	3 year	5 year	10 year
ING International Value Fund – Class I	6.68%	13.97%	0.64%	(5.04)%	8.19%
ING International Value Equity Fund – Class I	2.91%	0.42%	3.79%	3.71%	—

For Internal Use Only — Not To Be Shared With The Public.

•                  What are the Funds’ expenses?

ING International Value Fund

Annual Fund Operating Expenses

Expenses you pay each year as a % of the value of your investment

Class		A	B	C	I	W
Management Fees	%	1.00	1.00	1.00	1.00	1.00
Distribution and/or Shareholder Services (12b-1) Fees	%	0.30	1.00	1.00	None	None
Administrative Services Fees	%	0.10	0.10	0.10	0.10	0.10
Other Expenses	%	0.25	0.25	0.25	0.19	0.25
Total Annual Fund Operating Expenses	%	1.65	2.35	2.35	1.29	1.35
Waivers and Reimbursements(1)%		(0.05)	(0.05)	(0.05)	(0.01)	(0.05)
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.60	2.30	2.30	1.28	1.30

(1)        The adviser is contractually obligated to limit expenses to 1.80%, 2.50%, 2.50%, 1.50%, and 1.50% for Class A, Class B, Class C, Class I, and Class W shares, respectively, through March 1, 2013. The obligation will automatically renew for one-year terms unless it is terminated by the Fund or the adviser upon written notice within 90 days of the end of the current term or upon termination of the advisory agreement and is subject to possible recoupment by the adviser within three years. In addition, the adviser is contractually obligated to further limit expenses to 1.60%, 2.30%, 2.30%, 1.30%, and 1.30% for Class A, Class B, Class C, Class I, and Class W shares, respectively, through March 1, 2013. There is no guarantee that this obligation will continue after March 1, 2013, and the obligation will only continue if the adviser elects to renew it. Any fees waived pursuant to this obligation shall not be eligible for recoupment. These obligations do not extend to interest, taxes, brokerage commissions, extraordinary expenses, and Acquired Fund Fees and Expenses. In addition, the adviser is contractually obligated to waive a portion of the management fee through March 1, 2013. Based upon net assets as of October 31, 2011, the management fee waiver for the Fund would be (0.01)%. There is no guarantee that the management fee waiver will continue after March 1, 2013. The management fee waiver will continue only if the adviser elects to renew it.

ING International Value Equity Fund

Annual Fund Operating Expenses(1)

Expenses you pay each year as a % of the value of your investment

Class		A	B	C	I	W
Management Fees	%	0.88	0.88	0.88	0.88	0.88
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	1.00	1.00	None	None
Administrative Services Fees	%	0.10	0.10	0.10	0.10	0.10
Other Expenses	%	0.20	0.20	0.20	0.10	0.20
Acquired Fund Fees and Expenses	%	0.01	0.01	0.01	0.01	0.01
Total Annual Fund Operating Expenses(2)%		1.44	2.19	2.19	1.09	1.19
Waivers and Reimbursements(3)%		(0.08)	(0.08)	(0.08)	(0.00)	(0.08)
Total Annual Fund Operating Expenses after Waivers and Reimbursements	%	1.36	2.11	2.11	1.09	1.11

(1)         Expense ratios have been adjusted to reflect current contractual rates.

(2)         Total Annual Fund Operating Expenses may be higher than the Fund’s ratio of expenses to average net assets shown in the Fund’s Financial Highlights, which reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses

(3)         The adviser is contractually obligated to limit expenses to 1.35%, 2.10%, 2.10%, 1.10%, and 1.10% for Class A, Class B, Class C, Class I, and Class W shares, respectively, through March 1, 2014; the obligation does not extend to interest, taxes, brokerage commissions, extraordinary expenses, and Acquired Fund Fees. The obligation will automatically renew for one-year terms unless it is terminated by the Fund or the adviser upon written notice within 90 days of the end of the current term or upon termination of the advisory agreement and is subject to possible recoupment by the adviser within three years.

For Internal Use Only

Not for Inspection by or Distribution to the General Public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For information regarding the Fund or ING International Value Equity Fund please call ING Funds toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to a proposed merger (once a registration statement relating to the proposed merger has been filed with the SEC and becomes effective) please call ING Funds toll free at 1-800-992-0180. The Proxy Statement/Prospectus (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it when and if it becomes available. The Proxy Statement/Prospectus (when available), shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve any merger.

Contents of this communication may contain information regarding past performance, market opinions, competitor data, projections, forecasts and other forward-looking statements that cannot be shared with clients, prospective clients or current investors of ING investment products.  The information presented has been obtained from sources ING Investment Management (“ING IM”) deems to be reliable, however, this data is subject to unintentional errors, omissions and changes prior to distribution without notice.  This information is provided to ING IM employees for internal or educational use only and cannot be used as sales or marketing material, nor can it be distributed outside of the firm.  Please only use compliance-approved marketing materials with clients and prospects.  These materials contain compliant sales language, appropriate risk disclosures and other relevant disclaimers that provide a sound basis for evaluating our investment products and services.  This information cannot be reproduced in whole or in part in any manner without the prior permission of an ING IM Compliance Officer.

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